SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated March 10, 2005

DUCATI MOTOR HOLDING S.P.A.
 (Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒   Form 40-F ☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐    No ☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D UCATI MOTOR HOLDING SPA

Date: March 10, 2005	By:	/s/ FABRIZIO NARDI

	Name	Fabrizio Nardi
	Title	Director, Investor Relations

DUCATI MOTOR HOLDING ANNOUNCES 2004 BOTTOM LINE RESULTS

          Bologna, Italy, March 10, 2005 - Ducati Motor Holding S.p.A. (NYSE: DMH and Borsa Italiana S.p.A: DMH), a leading manufacturer of high performance motorcycles, today announced bottom line results for 2004 confirming consolidated results down to earnings before tax, as previously reported, on February 11, 2005.

          Revenues for 2004 were Euro 382.8 million, up 1.0% excluding forex effects, (or down 1.4% including forex effects) versus 2003. Gross margin was 36.0% versus 34.7% last year, thanks to product cost reduction, operational efficiencies and related product sales increase, partly offset by a negative forex effect.

          EBITDA was Euro 39.1 million, up 2.3% excluding forex effects (or down 13.5% including forex effects), representing 10.2% of revenues versus Euro 45.2 million in 2002.  At EBT level, the result was a loss of Euro 1.8 million versus break-even in 2003, due to a lower EBITDA, which was partially offset by lower depreciation and financial charges.  Bottom line was a loss of Euro 7.8 million versus break-even of previous year, due to current and deferred income taxes.

          The Company’s net debt on December 31, 2004 was Euro 115.9 million, down against Euro 117.2 million on December 31, 2003. The company’s gearing ratio was 77% on December 31, 2004 versus 74% on the same date a year earlier.

          Ducati Motor Holding S.p.A., as a stand-alone company, registered a net profit of Euro 16,0 million at December 31, 2004.  As stated by the Company in the past, no dividend distribution is planned.

          Full year 2004 financial results were approved by the Board of Director on March 10, 2005.

          A press release containing the detailed 2004 results is available in a release dated February 11, 2005, at www.ducati.com under Company, then Investor Relations, and then Press Releases.

          Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together. The Company produces motorcycles in five market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring and Multistrada. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European and North American markets. For more information about the Company, please visit our web site at http://www.ducati.com

          This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

          These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

For further information, please contact:
Fabrizio Nardi
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy

Main Tel: + 39 051 6413 111
Direct tel: + 39 051 6413 213
E-mail: IR@ducati.com